Mail Stop 6010   May 3, 2007

Mr. Zhao Yan
Chairman and Chief Executive Officer
Northport Capital, Inc.
#1100-1200 W. 73rd Avenue
Vancouver, BC Canada VP6 6G5

          Re: Northport Capital, Inc.
                  Registration Statement on Form SB-2
                  Amendment no. 3 filed April 23, 2007
                  File No. 333-137300

Dear Mr. Yan:

          We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you
to provide us with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

          Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

FORM SB-2

Risk Factors

1. We note your response to comment 4 and reissue the comment. You have not provided
disclosure in this section or the liquidity and capital resources section concerning how long you
anticipate that your current cash resources will continue to fund your operations. Your statement
that the "above actions will allow the Company to continue operations through the next fiscal year"
is confusing as written as one is unable to determine what operating and financial requirements
have been revised and how this may affect your results of operations. In addition, it is unclear
whether the statement concerning actions taken refers to your pursuit of "additional funding and
potential merger and acquisition candidates and strategic partners…" and whether the continued

viability of the company through the next fiscal year is dependent on additional funding, mergers or acquisitions that have not been received or entered into to date.

Business of the company, general

2. We note your response to comment 5, however we are unable to locate your revisions. In this regard, we also note the absence of page numbers. Please advise or revise.

Management's Discussion and Analysis or Plan of Operations, page 35

Fiscal Year Ended December 31, 2006 Compared Fiscal Year Ended December 31, 2005, page 41

3. Please revise your disclosure here to provide the reason for the decrease in revenues between 2005 and 2006, and quantify the factors attributing to the decrease to the extent necessary. Look to incorporate the subscription information include on page 38, but also augment that discussion to include to better link those subscription numbers to the actual decreases in revenue.

Northport Capital Inc. – Financial Statements – December 31, 2006

General

4. Please explain to us why you continue to include the interim financial statements for June 30, 2006 and September 30, 2006 for Northport Capital, Inc. given that you have updated to include the annual financial statements that encompass those interim periods.

*   *   *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: James L. Vandeberg, Esq.
The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, Washington 98101